YUKON-NEVADA GOLD CORP. POURS GOLD AT JERRITT CANYON GOLD MINE

Vancouver, BC – April 16, 2009 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce that it has recommenced processing ore and pouring gold at its roasting facility at Jerritt Canyon, Nevada.

The first gold pour since permission was received from the Nevada Division of Environmental Protection (NDEP) for the restart of the milling facility was attended by the President and CEO of Yukon-Nevada Gold Corp. (YNG), Graham Dickson, the CFO of YNG, Shaun Heinrichs, the Investor Relations Manager of YNG, Nicole Sanches and The COO of Golden Eagle International, Inc.(GEII, OTCBB: MYNG) Blane Wilson. Present also were the following representatives of YNG; Terry Eisenman, John Fox, Mary Butz, Jim Johnston, from GEII; Chris Zerga, Mike McGhee, Curtis Casagranda, Alan Wilson, Mathew Jones, Scott Alcorn, Ruston Hebdon, Pancho Melendez and from the Elko Daily Free Press; Adella Harding and Ross Anderson. President and CEO Graham Dickson was happy to see the successful culmination of a great deal of effort and hard work expended by YNG, subcontractor GEII and the NDEP.

CFO, Shaun Heinrichs stated that, “The reappearance of cash flow is both exciting and invigorating. We are sure that in the coming months we will now be able to pay down all obligations and emerge once again as a profitable gold mining company.”

Graham Dickson echoed his sentiments and said, “We can now concentrate on our plans to restart mining at Jerritt Canyon and to make further advances towards profitable production at Ketza River in the Yukon Territory.

Ongoing permitting at Starvation Canyon, Nevada will allow the Company, in the future, to realize an increase in the production of gold ounces at Jerritt Canyon.

We would also like to take this opportunity to thank the Elko community which has been very supportive during this period as the company has strived to reach this point of renewed profitability.”

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.